Exhibit 3.15

CERTIFICATE OF FORMATION OF
ENVIVA MATERIALS, LLC

THIS CERTIFICATE OF FORMATION of Enviva Materials, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

FIRST:  The name of the Company is Enviva Materials, LLC.

SECOND:             The initial registered office of the Company for purposes of the Act shall be at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The initial registered agent of the Company for purposes of the Act shall be The Corporation Trust Company, whose business office is identical to the Company’s registered office.

IN WITNESS WHEREOF, the undersigned, being an authorized person of the Company, has executed this Certificate of Formation on this 17th day of October, 2008.

/s/ John Owen Gwathmey, Authorized Person